UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 20, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

CONNECTED TRANSACTION
THE ACQUISITION OF BUSINESS AND ASSETS OF
GREAT WALL AIRLINES

On 20 December 2010, China Cargo Airlines, a subsidiary of the Company, as purchaser, and Great Wall Airlines, as vendor, entered into the Agreement for the acquisition of the Assets, being all valuable business carried on by, and all valuable assets of, Great Wall Airlines, at RMB386,855,000 (equivalent to HK$452,620,350) (subject to adjustments).

Since CEA Holding is the controlling shareholder of the Company, Great Wall Airlines, being a subsidiary of CEA Holding, is a connected person of the Company for the purpose of the Listing Rules. Hence, the Acquisition constitutes a connected transaction of the Company as defined under Rule 14A.13 of the Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the Acquisition is more than 0.1% but less than 5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. However, the Acquisition is still subject to the approval by independent shareholders in general meeting of the Company under the Shanghai Listing Rules. A notice of the extraordinary general meeting of the Company containing details of the proposed resolution for approving the Acquisition as required under the Shanghai Listing Rules will be sent to the shareholders of the Company in due course.

INTRODUCTION

On 20 December 2010, China Cargo Airlines, a subsidiary of the Company, as purchaser, and Great Wall Airlines, as vendor, entered into the Agreement for the acquisition of the Assets, being all valuable business carried on by, and all valuable assets of, Great Wall Airlines, at RMB386,855,000 (equivalent to HK$452,620,350) (subject to adjustments).

THE AGREEMENT

I.	Date of the Agreement and the effective date of the Agreement

The Agreement is dated 20 December 2010 and it shall become effective on the date on which all of following events have occurred:

(i)	the Agreement has been signed and sealed by the respective authorised representative of China Cargo Airlines and Great Wall Airlines;

(ii)	the Capital Increase (including the capitalisation from capital reserve) has been approved by the Ministry of Commerce; and

(iii)
a new business licence has been issued to China Cargo Airlines by the competent authority following the transformation of China Car go Airlines into a foreign-invested enterprise as a result of the Capital Increase.

As event (i) has occurred, the Agreement shall become effective upon the occurrence of events (ii) and (iii).

II.	Parties

China Cargo Airlines, as purchaser, and Great Wall Airlines, as vendor.

III.	Business and assets to be acquired

Great Wall Airlines’ cargo air transportation business and the related assets, including all relevant assets, liabilities, personnel and contracts, being all valuable business carried on by, and all valuable assets of, Great Wall Airlines.

IV.	Consideration

The Consideration is RMBM386,855,000 (equivalent to HK$452,620,350) (subject to the adjustments set out below), of which:

(i)	RMB270,798,500 (equivalent to HK$316,834,245), being 70% of the Consideration (before adjustments), shall be payable by China Cargo Airlines to Great Wall Airlines on the Completion Date; and

(ii)
the remainder shall be payable by China Cargo Airlines to Great Wall Airlines within 15 days from the date on which all of the following conditions have been satisfied: (a) the issue of the Completion Accounts; (b) the obtaining of the consents of all lessors of Great Wall Airlines’ leased aircraft and creditors of Great Wall Airlines in respect of the Acquisition; and (c) the completion of all necessary filing and registration, and the obtaining of all relevant approvals, in respect of the transfer of the Assets.

The Consideration shall be adjusted upwards by the profits, or downwards by the losses, made by Great Wall Airlines during the period from the base date of the Valuation Report (i.e. 30 June 2010) to the Completion Date as shown in the Completion Accounts.

V.	Completion

Completion shall take place on the 10th business day (or such other date as agreed by the China Cargo Airlines and Great Wall Airlines) after the delivery of the completion notice by China Cargo Airlines to Great Wall Airlines. The completion notice shall be deliverable within 3 business days after the satisfaction of all of the following conditions:

(i)	the Agreement has became effective;

(ii)	the Agreement has been approved by the shareholders of China Cargo Airlines;

(iii)	the Agreement has been approved by the board of directors of Great Wall Airlines; and

(iv)	the completion of the filing and registration of the Valuation Report with the State-owned Assets Supervision and Administration Commission of the PRC.

Great Wall Airlines’ registered capital is RMB1,000,000,000 (equivalent to approximately HK$1,170,000,000). The Consideration is determined with reference to the net assets value of Great Wall Airlines in the Valuation Report. This valuation adopts a cost approach and the base date of the Valuation Report is 30 June 2010. The book value of the net assets of Great Wall Airlines is approximately RMB373,958,915 (equivalent to approximately HK$437,531,931) as at 30 June 2010 and the appraised value of the net assets of Great Wall Airlines is RMB386,855,000 (equivalent to approximately HK$452,620,350) 30 June 2010, based on the Valuation Report. The Consideration shall be paid out of China Cargo Airlines’ internal resources.

REASONS FOR THE ACQUISTION

In response to the PRC Government’s plans to revitalise the logistics industry and to develop Shanghai as an aviation and shipping centre as well as an international financial centre, the Acquisition will position China Cargo Airlines as a key player of the PRC logistics industry and the development of Shanghai as an aviation and shipping centre as well as an international financial and shipping centre, thereby creating an aviation logistics enterprise with international competitiveness. Hence, the Acquisition aligns with the development strategy of the Company. It enhances China Cargo Airlines’ capability for sustainable development and avoids horizontal competition. It is also in the interests of the Company and its shareholders as a whole and beneficial to the long-term development of the Company.

Having considered the above, the Directors (including the independent non-executive Directors) are of the view that the Acquisition is on normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE COMPANY AND GREAT WALL AIRLINES

The Company is principally engaged in the business of civil aviation.

Great Wall Airlines is a foreign-invested enterprise established in the PRC. Its scope of operation includes (i) air transportation of cargoes and mails on international and domestic routes; (ii) agency business among airlines; (iii) service relating to air transportation of cargoes and mails; (iv) chartered flight business; (v) logistics business; and (vi) cargo transportation and storage service.

The audited net loss of Great Wall Airlines (before and after taxation and extraordinary items) for the two years ended 31 December 2009 are as follows:

	Year ended 31	Year ended 31
	December 2009	December 2008
	(RMB)	(RMB)

Net loss before taxation and extraordinary items	177,300,000 (equivalent to approximately HK$207,441,000)	208,880,300 (equivalent to approximately HK$244,389,951)

Net loss after taxation And extraordinary items	177,300,000 (equivalent to approximately HK$207,441,000)	208,880,300 (equivalent to approximately HK$244,389,951)

LISTING RULES IMPLICATIONS

Since CEA Holding is the controlling shareholder of the Company, Great Wall Airlines, being a subsidiary of CEA Holding, is a connected person of the Company for the purpose of the Listing Rules. Hence, the Acquisition constitutes a connected transaction of the Company as defined under Rule 14A.13 of the Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the Acquisition is more than 0.1% but less than 5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. However, the Acquisition is still subject to approval by the independent shareholders in general meeting of the Company under the Shanghai Listing Rules. A notice of the extraordinary general meeting of the Company containing details of the proposed resolution for approving the Acquisition as required under the Shanghai Listing Rules will be sent to the shareholders of the Company in due course.

As Mr. Liu Shaoyang (Director), Mr. Li Jun (Director) and Mr. Luo Chaogeng (Director) are senior management of CEA Holding, they may be regarded as having a material interest in the Acquisition. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Acquisition. Save as the aforementioned, none of the Directors has any material interests in the Acquisition.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	means the acquisition of the Assets by China Cargo Airlines from Great Wall Airlines;

“Agreement”	means the asset acquisition agreement dated 20 December 2010 entered into between China Cargo Airlines, as purchaser, and Great Wall Airlines, as vendor, for the Acquisition;

“Assets”
means Great Wall Airlines’ cargo air transportation business and the related assets, including all relevant assets, liabilities, personnel and contracts, being all valuable business carried on by, and all valuable assets of, Great Wall Airlines;

“Board”	means the board of the Directors;

“Capital Increase”
means the capital increase of China Cargo Airlines pursuant to a Capital Increase Agreement dated 20 December 2010 entered into among the Company, COSCO Group, Concord Pacific Limited and Singapore Airlines Cargo Pte Ltd., as a result of which China Cargo Airlines will become a foreign-invested enterprise;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company;

“China Cargo Airlines”	means 中國貨運航空有限公司, China Cargo Airlines Co., Ltd., a limited liability company established in the PRC owned as to 70% by the Company;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Completion Accounts”
means the accounts of Great Wall Airlines for the period between the base date of the Valuation Report (i.e. 30 June 2010) and the Completion Date prepared by a registered accountant of the PRC, who shall be jointly appointed by China Cargo Airlines and Great Wall airlines;

“Completion Date”	means the date of the completion of the Agreement;

“Consideration”	means the consideration for the Acquisition payable by China Cargo Airlines to Great Wall Airlines under the Agreement;

“Directors”	means the directors of the Company;

“Great Wall Airlines”	means 長城航空有限公司 , Great Wall Airlines, a foreign-invested enterprise established in the PRC owned as to 51% by CEA Holding;

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China excluding, for the purpose of this announcement only, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

“RMB”	means Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	means the Rules Governing Listing of Securities on the Stock Exchange of Shanghai;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Valuation Report”
means the asset valuation report on Great Wall Airlines dated 17 December 2010 prepared by Zhong Tong Cheng Ev aluation Limited*, 中通誠資產有限公司 , an asset evaluation company appointed by Great Wall Airlines.

For the purpose of this announcement, translations of RMB into Hong Kong dollars are made for illustration purposes only at the exchange rate of HK$1.17 to RMB1.00.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

*	For identification purpose only.

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Xiaogen	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)
Shao Ruiqing	(Independent Non-executive Director)

Shanghai, the PRC
20 December 2010